

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 8, 2018

Jerry Baack
President and Chief Executive Officer
Bridgewater Bancshares, Inc.
3800 American Boulevard West, Suite 100
Bloomington, MN 55431

  Re: Bridgewater Bancshares, Inc.
     Registration Statement on Form S-1
     Filed March 5, 2018
     File No. 333-223079

Dear Mr. Baack:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Capital Stock

Sole and Exclusive Forum, page 127

1. We note your disclosure that your bylaws include a provision naming the state or federal courts in Hennepin County, Minnesota as the sole and exclusive forum for the described actions. Please:

- Expand your disclosure to state that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers or other employees;

- Disclose whether shareholders approved this provision and, if so, when; and

- Add a separately captioned risk factor addressing the impact of your exclusive forum provision on investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Schroeder at (202) 551-3294 or Michael Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Joseph Ceithaml, Esq.